3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 553-2755

October 12, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:Amanda Ravitz, Assistant Director

Office of Electronics & Machinery

Re: 3AM Technologies, Inc. (the “Company”)

Registration Statement on Form S-1/A

Filed September 25, 2018

File No. 333-210544

In connection with the Company's Registration Statement on Form S-1/A (as amended) (file no. 333-210544), the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Friday, October 12, 2018 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

In connection with this request the Company acknowledges that:

(i)should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

3AM TECHNOLOGIES, INC.

Per:  /s/ Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)